American Eagle Group, Inc.

9160 South 300 West, Suite 101

Sandy, Utah 84070

March 19, 2012

Jeffrey Riedler, Esq.

Michael Rosenthall, Esq.

Jennifer Riegel, Esq.

Gus Rodriquez

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Room 4561

100 F. Street, N.E.

Washington, D.C. 20549

Re:

American Eagle Group, Inc. Form 10-12G

Filed January 19, 2012

File No. 000-54584

Dear Mr. Riedler:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your letter dated February 15, 2012, are quoted below and are followed in each case by the Company’s response thereto.

General

Comment No. 1

Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Response

We are aware of this requirement and to this end have also added the year end audit financial statements for December 31, 2011, and will have our annual report on Form 10K ready to file timely.

Comment No. 2

Statements in your disclosure throughout the registration statement such as, “management” and, “our officers and directors” imply that there is more than one member of management. Because there is only one member of your management, please revise these statements to refer specifically to your sole officer, Mr. Eardley.

Response

We have revised the registration statement to reflect the fact Mr. Eardley is the sole officer and director.

Comment No. 3

We note that your Index to Exhibits lists Exhibit 4.01 as a stock certificate which was not attached to your filing. Please file this exhibit with your next amendment.

Response

The certificate is attached to this filing.

Jeffrey Riedler, Esq.

United States Securities and Exchange Commission

March 19, 2012

Risk Factors, page 4

Comment No. 4

Please include an additional risk factor clarifying that, regardless of the addition of any additional board members or executive officers, or the effects as a result of this registration statement, that because of the voting power of Mr. Eardley’s preferred shares, that Mr. Eardley maintains majority control over the company, and therefore Mr. Eardley alone, and not the shareholders of common stock, will have discretion over any decisions made by the company, such as a decision to enter into a particular business combination transaction. Please disclose the percentage of shares of common that Mr. Eardley beneficially owns.

Response

We have added the additional risk factor.

Comment No. 5

We note that your independent audit opinion assumes that you will continue as a going concern. Please include an additional risk factor disclosing that the audit opinion you received raised substantial doubt about your company’s ability to continue as a going concern and its consequences in terms of your ability to raise capital or borrow money.

Response

We have added the additional risk factor about the “going concern.”

We may have insufficient resources to cover our operating expenses, and consummating a business combination could lead to our being forced to shut down or to have to raise capital at prices that would result in substantial dilution to existing stockholders, page 4

Comment No. 6

Please revise this risk factor to quantify the amount of cash on hand, the amount of expenses incurred in the last fiscal year and how much you expect your annual expenses to increase as a result of your reporting obligations once this registration statement is effective.

Response

We have added additional disclosure quantifying the amounts.

Comment No. 7

Please expand this risk factor to disclose that you are obligated to reimburse Mr. Eardley for any expenses he incurs in investigating possible business ventures, as disclosed on page 9.

Response

Additional language has been added.

The nature of our operations is speculative and the success of our plan of operation will depend to a great extent on the operations, financial condition and management of the companies with which we may merge or which we acquire, and current investors will be investing in the new management and business without the ability to review such management or business with all the risk associated therewith including the possibility the company will not be successful, page 4

Comment No. 8

Please expand this risk factor to disclose that Mr. Eardley does not have significant experience in evaluating potential mergers and acquisitions, as you disclose on page 8.

Jeffrey Riedler, Esq.

United States Securities and Exchange Commission

March 19, 2012

Response

Additional language has been added.

Investors will not be able to assess specific business risks because we have not identified the business opportunities in which we will attempt to obtain an interest and, as such, investors and stockholders will be placing their money in an unknown investment, page 5

Comment No. 9

Please expand this risk factor and the risk factor entitled “A relatively small number of stockholders and managers...” on page 6 to clarify that, as long as Mr. Eardley retains majority voting control of the company, common shareholders will not have an opportunity to evaluate or approve any potential business opportunities.

Response

Additional language has been added on Mr. Eardley’s control position.

Our director and sole officer allocates time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs which increases the likelihood we will not be successful or that we will not be able to respond timely to business  opportunities resulting in the company not being successful, page 5

Comment No. 10

Please expand this risk factor to disclose Mr. Eardley’s other business interests, and to fully discuss the conflicts of interest that arise from those other business interests. Additionally, please explicitly disclose whether any of Mr. Eardley’s other business interests are also seeking business combination transactions such that Mr. Eardley may be required to allocate a particular business opportunity to your company or another of his business interests.

Response

Additional language has been added on Mr. Eardley’s other activities.

Comment No. 11

Please expand your disclosure here and on page 12 to estimate the amount of time, or the percentage of Mr. Eardley’s time, that he will be able to devote to your affairs on a weekly or monthly basis.

Response

The additional disclosure has been added reflecting Mr. Eardley’s time commitments.

There is a lack of meaningful public market for our securities and investors or stockholders should look to an investment in us as a long-term, illiquid investment which they may not be able to resell, page 6

Comment No. 12

Please clarify what you mean by your disclosure that your common stock “may be available for trading on the Pink Sheets” but that at present no active trading market exists. For example, if you mean to state that your common stock may be available for trading on the Pink Sheets upon effectiveness of this registration statement or at a later date, then please revise your disclosure to clarify when it will be available for trading.

Response

Additional language has been added to clarify that although the Company’s common stock is listed on the “Pink Sheets” the market for the stock is sporadic with very low volume.

Jeffrey Riedler, Esq.

United States Securities and Exchange Commission

March 19, 2012

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

Comment No. 13

You disclose in Footnote (1) that Kip Eardley is the sole shareholder, officer and director of Capital Builders, Inc. which owns 1,000,000 shares of preferred stock with such shares having a 10-to-1 voting preference where every one share of Preferred Stock is equivalent in votes to ten shares of common stock. Please expand your table to provide the number and percentage of shares of common stock that are beneficially held by Mr. Eardley and Capital Builders.

Response

The table has been expanded.

Item 5. Directors and Executive Officers, page 12

Comment No. 14

Please identify the “several public and price companies” Mr. Eardley has managed over his career, as required by Item 401 of Regulation S-K.

Response

Additional disclosure has been added.

Comment No. 15

Please expand your disclosure to disclose any other directorships held, including any other directorships held during the past five years, held by Mr. Eardley in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, naming such company. See Item 401(e) of Regulation S-K.

Response

Additional disclosure has been added.

Comment No. 16

Please expand your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Eardley should serve as a director, in light of the registrant's business and structure. See Item 401(e) of Regulation S-K.

Response

Additional disclosure has been added.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 14

Comment No. 17

For each transaction disclosed in this section please identify each related party by name.

Response

The additional disclosure has been added.

Jeffrey Riedler, Esq.

United States Securities and Exchange Commission

March 19, 2012

Comment No. 18

You have filed as Exhibit 10.1, a promissory note for a $10,900 debt owed to Capital Builders, which Mr. Eardley is the sole shareholder, officer and director. Please expand your disclosure in this section to provide the required information under Item 404 of Regulation S-K.

Response

Additional disclosure has been added.

Item 11. Description of Registrant’s Securities to be Registered, page 16

Comment No. 19

Please file a copy of your Certification of Designation of your Series E preferred stock as filed with the Secretary of State of Delaware as an exhibit to this registration statement.

Response

The Certificate of Designation for the Series E preferred stock has been added.

Additionally, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

American Eagle Group, Inc.

/s/ Kip Eardley

Kip Eardley, CEO